UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDENOR S.A.

SPECIAL CONSOLIDATED FINANCIAL STATEMENT

PREPARED IN RESPECT OF THE MERGER OF EDENOR S.A.

WTH EMDERSA HOLDING S.A. AS OF SEPTEMBER 30, 2013

Edenor S.A.

Special Consolidated Merger Statement of Financial Position

as of September 30, 2013

 (Stated in thousands of pesos)

			Emdersa		Edenor S.A.
		Edenor S.A.	Holding S.A.	Eliminations	Consolidated
	Note	I	II	III	IV
ASSETS
Non-current assets
Property , plant and equipment	6	4,847 ,7 7 9	-	-	4,847 ,7 7 9
Interest in joint v entures	7	426	-	-	426
Other receiv ables	8	1 45,097	-	-	1 45,097
Total non-current assets		4,993,302	-	-	4,993,302

Current assets
Inv entories	9	54,251	-	-	54,251
Other receiv ables	8	1 ,290,858	-	(1 ,449)	1 ,289,409
Trade receiv ables	10	7 1 9,87 2	-	-	7 1 9,87 2
Financial assets at fair v alue through profit or
loss	11	90,998	-	-	90,998
Cash and cash equiv alents	12	287 ,483	-	-	287 ,483
Total current assets		2,443,462	-	(1,449)	2,442,013
Assets of disposal group classified as held for sale	13	3 3,035	3 3,035	(33,035)	33,035
TOTAL ASSETS		7,469,799	33,035	(34,484)	7,468,350

Edenor S.A.

Special Consolidated Merger Statement of Financial Position

as of September 30, 2013 (continued)

 (Stated in thousands of pesos)

			Emdersa		Edenor S.A.
		Edenor S.A.	Holding S.A.	Eliminations	Consolidated
	Note	I	II	III	IV
Capital and reserves attributable to the
owners
Share capital		807 ,339	7 8,342	(7 8,342)	807 ,339
Treasury stock		8,47 1	-	-	8,47 1
Other comprehensiv e loss		(1 4,659)	-	-	(1 4,659)
Retained earnings/Accumulated deficit		408,050	(46,7 87 )	46,7 87	408,050
TOTAL EQUITY		1,209,201	31,555	(31,555)	1,209,201
LIABILITIES
Non-current liabilities
Interest in subsidiaries	7	1 ,480	-	(1 ,480)	-
Trade pay ables	14	1 7 6,049	-	-	1 7 6,049
Other pay ables	16	1 ,07 2,827	-	-	1 ,07 2,827
Borrowings	17	1 ,258,298	-	-	1 ,258,298
Deferred rev enue	15	3 4,366	-	-	34,366
Salaries and social security taxes pay able	18	1 9,894	-	-	1 9,894
Benefit plans	19	7 6,7 1 5	-	-	7 6,7 1 5
Deferred tax liability	20	64,546	-	-	64,546
Tax liabilities	21	1 5,006	-	-	1 5,006
Prov isions	22	66,403	-	-	66,403
Total non-current liabilities		2,785,584	-	(1,480)	2,784,104
Current liabilities
Trade pay ables	14	2,7 05,586	29	-	2,7 05,61 5
Other pay ables	16	1 1 9,7 80	2	-	1 1 9,7 82
Borrowings	17	52,1 86	1 ,449	(1 ,449)	52,1 86
Salaries and social security taxes pay able	18	3 44,1 56	-	-	344,1 56
Tax liabilities	21	233,27 1	-	-	233,27 1
Prov isions	22	20,035	-	-	20,035
Total current liabilities		3,475,014	1,480	(1,449)	3,475,045
TOTAL LIABILITIES		6,260,598	1,480	(2,929)	6,259,149
TOTAL LIABILITIES AND EQUITY		7,469,799	33,035	(34,484)	7,468,350

The accompanying notes are an integral part of the Special Consolidated Merger Financial Statement

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

1.                   Purpose of this Special Consolidated Merger Financial Statement

This Special Consolidated Merger Financial Statement as of September 30, 2013 is presented by virtue of the preliminary merger agreement entered into by and between Edenor S.A. (hereinafter “the Company” or “Acquiring Company”) and Emdersa Holding S.A. (hereinafter “EHSA” or “Acquired Company”). and in compliance with the provisions of Section 83 of Argentine Business Organizations Law No. 19,550, Section 165 of General Resolution 7/05 of the Inspección General de Justicia (Argentine governmental regulatory agency of corporations), and other applicable legal regulations.

The Company’s corporate purpose is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, lease the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. In addition, the Company may act as trustee of trusts created under Argentine laws, including extending secured credit facilities to service vendors and suppliers acting in the distribution and sale of electricity, who have been granted guarantees by reciprocal guarantee companies owned by the Company.

The corporate purpose of EHSA is to make investments in companies of any nature.

The Special Consolidated Merger Financial Statement reflects the consolidated position of the Acquiring Company after giving effect to the aforementioned merger with EHSA.

On October 7, 2013, the Company and the Acquired Company Boards of Directors resolved to initiate the proceedings aimed at the carrying out of the merger. The corporate reorganization is carried out for the purpose of obtaining significant operating and economic advantages associated with the achievement of greater operating efficiency, an optimized use of the available resources, the technical, administrative and financial structures, and the rationalization and reduction of operating costs.

October 1, 2013 was fixed as the effective date of the merger. Therefore, all the assets, liabilities, rights and obligations of EHSA are considered incorporated into the Company’s equity as from such date.

This Special Consolidated Financial Statement in respect of the merger of the Company with EHSA as of September 30, 2013, has been prepared for the consideration of the Extraordinary Shareholders’ Meetings of those companies, in connection with the merger process that those companies are currently evaluating.

2.                  Special Consolidated Merger Financial Statement presentation

The Special Consolidated Merger Financial Statement as of September 30, 2013 has been prepared by consolidating the Company and the Acquired Company’s Special Separate Merger Financial Statements as of September 30, 2013. This Special Consolidated Merger Financial Statement has been prepared on a uniform basis and with similar valuation criteria. The Company directly owns 100% of the shares representing EHSA’s share capital; therefore, the merger does not generate any capital increase.

To that end, the following consolidation criteria have been used:

a.       the similar items comprising the aforementioned statements of the Company and Emdersa Holding S.A. have been added together on a line-by-line basis.

b.      in the “Eliminations” column, debit and credit balances between the merging companies as of September 30, 2013 are eliminated in the consolidated merger statement of financial position.

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

Due to its specific purpose, this Financial Statement, comprised of the Special Consolidated Merger Statement of Financial Position, does not include the statement of comprehensive income, the statement of changes in equity, the statement of cash flows or the presentation of comparatives figures and certain complementary information required by the accounting standards generally accepted in the City of Buenos Aires.

Consequently, this Special Consolidated Merger Financial Statement and its notes are to be read in conjunction with the Special Separate Merger Financial Statements as of September 30, 2013 of Edenor S.A. and Emdersa Holding S.A.

3.                  Basis of preparation

This Special Consolidated Merger Financial Statement has been prepared in accordance with IAS 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (IASB).

The Company management estimates that this Special Consolidated Merger Financial Statement includes all the necessary adjustments to fairly present the results of operations for the period. The results of operations for the nine-month period ended September 30, 2013 do not necessarily reflect the Company’s results in proportion to the full fiscal year.

The Special Consolidated Merger Financial Statement is stated in thousands of Argentine pesos, unless specifically indicated otherwise.

This Special Consolidated Merger Financial Statement was approved for issue by the Company Board of Directors on November 20, 2013.

4.                  The Company’s economic and financial situation

In the last two fiscal years ended December 31, 2012 and 2011, the Company recorded negative operating and net results, with its liquidity level and working capital having been affected as well. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its real higher costs (“CMM”), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%, which have led the Company to report negative equity as of March 31, 2013.  As a consequence of the partial recognition of higher costs (in accordance with the provisions of Section 4.2 of the Adjustment Agreement) for the period May 2007 through February 2013 that occurred in the second quarter of the current fiscal year, the Company turned its accumulated deficit at March 31, 2013 into positive retained earnings, thereby rectifying the situation of corporate dissolution to which it had been exposed.

Nevertheless, the constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate the Company’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires.

It is worth mentioning that, in general terms, the quality of the distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, the Company has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as: (i)  reducing certain specified costs, including the reduction of top management personnel’s fees; (ii) selling or disposing of all its shareholdings in subsidiaries and collecting the loans granted to such companies; (iii) making all reasonable efforts to obtain from the authorities the funds necessary to face the salary increases demanded by unions; (iv) seeking new financing options; (v)  refinancing the financial debt with extended maturity terms and/or; (vi) deferring the timing for certain estimated capital expenditures; provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

Additionally, the Company has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand. In this context, the ENRE has issued Resolution 347/12, which established the application of fixed and variable charges that allowed the Company to obtain additional revenue as from November 2012. However, such additional revenue is insufficient to make up the aforementioned deficit.

In view of the aforementioned, and given the inefficacy of the administrative and judicial actions pursued and presentations made by the Company, on December 28, 2012,  an action for the protection of the Company’s rights (“acción de amparo”) was brought against the ENRE so that the Regulatory Authority, in the performance of its duties, could adopt those measures which, in the Company’s opinion, are not only urgently needed but also essential for the provision of the public service of electricity distribution that the Company is required to provide under the concession agreement on a continuous, regular and safe basis.

                Furthermore, with the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, as from October 2012 the Company found itself forced to partially cancel, on a temporary basis, the obligations with the Wholesale Electricity Market with surplus cash balances after having complied with the commitments necessary to guarantee the provision of the public service that EDENOR is required to provide, including the investment plans underway and operation and maintenance works, as well as with the payment of the salary increases established by Resolution No. 1906/12 of the Secretariat of Labor dated November 27, 2012 and the Salary Agreement dated February 26, 2013.  In this regard, the ENRE and CAMMESA sent notices to the Company demanding payment of such debt, which have been duly replied by the Company.

In this context, and considering both the above-described situation and the negative equity reported in the Company’s Financial Statements for the interim period ended March 31, 2013, the Energy Secretariat issued Resolution 250/13, published in the Official Gazette on May 15, 2013, which, among other issues, determined and approved the values of the adjustments resulting from the CMM, to which the Company is entitled, for the period May 2007 through February 2013, although in today’s terms they are insufficient to cover the current operating deficit. Additionally, it established mechanisms to offset this recognition against the PUREE-related liability, and, partially, against the debt held with CAMMESA as detailed in Note 2.b) to the condensed interim separate financial statements as of September 30, 2013.

In this manner, the Energy Secretariat, in its capacity as grantor of the Concession Agreement, has provided a solution which, although transient and partial in nature, temporarily modified the situation that the Company tried to rectify with the filing of the action for the protection of its rights (“acción de amparo”). This solution, in addition to the requirement imposed by the Energy Secretariat through Resolution 250/13, led the Company to abandon, on May 29, 2013, the action filed, requesting that both parties be charged with the legal costs thereof, and to continue to claim on the fundamental issue by way of another action (Note 7 b) to the condensed interim separate financial statements as of September 30, 2013).

Consequently, as described in Note 2.b) to the condensed interim separate financial statements as of September 30, 2013, these financial statements include the effects of such resolution, which resulted mainly in the Company recording a positive balance in the retained earnings account rather than accumulated deficit, in accordance with that mentioned in the preceding paragraphs.

Although the effects of this resolution are a significant step towards the recovery of the Company’s situation, inasmuch as it allows for the regularization of the equity imbalance generated by the lack of a timely recognition of the CMM adjustment requests made in the last years, such resolution does not provide a definitive solution to the Company’s economic and financial equation due to the fact that the level of revenue generated by the electricity rate schedules in effect, even after applying Resolution SE 250/13,  does not allow for the absorption of neither operating costs nor investment requirements or the payment of financial services. Therefore, this cash flow deficit will translate once again into a working capital deficit, which, taking into account that the Company is not in condition to have access to other sources of financing, will result in the need to continue to cancel only partially the obligations with CAMMESA for energy purchases. The application of an offsetting mechanism similar to that implemented by Resolution 250/13 is to be authorized by the Energy Secretariat by way of a new administrative act.

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

In spite of the above-mentioned, the Company Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of the Company’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

The outcome of the overall electricity rate review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous year in this regard continued during the period being reported, thus if in fiscal year 2013: (i) the new electricity rate schedules are not issued by the ENRE; (ii) the Company is not granted other recognition or any other mechanism to compensate for cost increases, in addition to the revenue obtained from the application of Resolution 347/12, the funds derived from the PUREE, or the recognition of CMM values and the offsetting mechanism established by Resolution 250/13, and/or; (iii) the Company does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, it is likely that the Company will have insufficient liquidity and will therefore be obliged to continue implementing, and even deepening, measures similar to those applied until now in order to preserve cash and enhance its liquidity. As stated in previous periods, the Company may not ensure that it will be able to obtain additional financing on acceptable terms.  Therefore, should any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on the Company’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity rate increases or the implementation of another source of financing or offsetting mechanism, the Board of Directors has raised substantial doubt about the ability of the Company to continue as a going concern in the term of the next fiscal year, being obliged to defer once again certain payment obligations, as previously mentioned, or unable to comply with the agreed-upon salary increases or the increases recorded in third-party costs.

Nevertheless, the condensed interim separate financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally. Therefore, they do not include the adjustments or reclassifications that might result from the outcome of this uncertainty.

5.                   Accounting policies

The accounting policies adopted for this Special Consolidated Merger Financial Statement are consistent with those used in the preparation of the Company’s Condensed Interim Consolidated Financial Statements as of September 30, 2013.

5.1               Property, plant and equipment

The total value of property, plant and equipment transferred by SEGBA on September 1, 1992 was allocated to individual assets accounts on the basis of engineering studies conducted by the Company.

The value of property, plant and equipment was determined based on the price effectively paid by EASA for the acquisition of 51% of the Company’s capital stock.

SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to EDENOR were used. Accordingly, it was not possible to determine the historical cost of transferred assets.

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

Additions subsequent to such date have been valued at acquisition cost, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process.

In accordance with the provisions of IAS 23, borrowing costs in relation to any given asset are to be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion.

Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the asset may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.

Impairment test

The Company analyzes the recoverability of its non-current assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of assets, which is measured as the value in use at the end of the year, may be impaired. When the carrying amount of an asset is greater than its estimated recoverable amount, the asset’s carrying amount is immediately reduced up to its recoverable amount.

The value in use is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred, and; (iv) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The future increase in electricity rates used by the Company to assess the recoverability of its long-lived assets at December 31, 2012 is based on the rights to which the Company is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2 to the separate financial statements as of December 31, 2012. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain measures recently adopted, such as the new charge described in Note 2.c.V to the separate financial statements as of December 31, 2012, have also been considered. In light of the aforementioned, the Company Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2013.

In spite of the current economic and financial situation described in Note 1, the Company has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, the Company may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of these consolidated financial statements.

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, the Company has considered three different probability-weighted scenarios. Although in all of them an acceptable agreement with the Government resulting in gradual tariff increases is assumed, the Company has considered different timing and magnitude of an increase in the DAV. The three scenarios can be classified into pessimistic, optimistic and intermediate depending on the opportunity of the application and magnitude of the expected CMM adjustment or revenue increase by another mechanism. The Company has assigned for these three scenarios the following percentages of probability of occurrence based mainly on the experience with past delays in the tariff renegotiation process, the current economic and financial situation and the need to maintain the public service in operation: pessimistic scenario: 20%, optimistic scenario: 30%, and intermediate scenario: 50%.

Based on the conclusions previously mentioned, the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use at December 31, 2012.

As of September 30, 2013, the main assumptions and variables used by Management to make projections in order to assess the recoverability of property, plant and equipment as of December 31, 2012 remain unchanged. Management believes that a reasonable change in the main assumptions would not generate an impairment loss.

Finally, and in accordance with the concession agreement, the Company may not pledge the assets used in the provision of the public service nor grant any other security interest thereon in favor of third parties, without prejudice to the Company’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted over an asset at the time of its acquisition and/or construction as collateral for payment of the purchase and/or installation price.

The residual value and the remaining useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each fiscal year (reporting period).

Land is not depreciated.

These depreciation methods are used to allocate the difference between cost and residual value during the estimated useful lives of the assets.

Facilities in service: between 30 and 50 years

Furniture, tools and equipment: between 5 and 20 years

Construction in process is valued based on the degree of completion and is recorded at cost less any impairment loss, if applicable.  Cost includes expenses attributable to the construction, including capitalized borrowing costs in accordance with IFRS and the Company’s accounting policies, when they are part of the cost incurred for the purposes of acquisition, construction or production of property, plant and equipment which require considerable time until they are in condition to be used. Borrowing costs are no longer capitalized when the asset has been substantially finished or its development has been suspended. These assets begin to be depreciated when they are in economic condition to be used.

Gains and losses from the sale of property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset, and are recognized within Other operating expense or Other operating income in the consolidated statement of comprehensive  (loss).

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

5.2              Interest in subsidiaries and joint ventures

(a)  Interests in Subsidiaries

Interests in subsidiaries are accounted for in accordance with the equity method. Under this method, the investment made in these companies is initially recorded at cost and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss of the subsidiary after the date of acquisition.

Unrealized gains resulting from transactions between the Company and its subsidiaries, if significant, are eliminated to the extent of the interest in the subsidiaries. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the assets transferred.

If the Company’s share of losses of these companies equals or exceeds its interest in them, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of these companies. If the interest in these companies is reduced but control or significant influence is retained, only a proportionate share of the amounts previously recognized in Other Comprehensive Income (Loss) is reclassified to profit or loss where appropriate.

The accounting policies of the subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the group.

(b)  Interests in joint ventures

The Company has early adopted the application of IFRS 11 as from January 1, 2011, the main concepts of which are as follow:

i.         A joint arrangement takes place among two or more parties when they have joint control: joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

ii.        A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Such parties are called joint venturers.

iii.      A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators.

The Company accounts for its investment in jointly controlled entities in accordance with the equity method. Under this method, the interest is initially recognized at cost and subsequently adjusted by recognizing the Company’s share in the profit or loss obtained by the joint venture, after the acquisition date. The Company recognizes in profit or loss its share of the joint venture’s profit or loss and in other comprehensive income its share of the joint venture’s other comprehensive income.

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

5.3              Trade and other receivables

a.       Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each period are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.  Services rendered but unbilled at January 1, 2011, arising from the retroactive increase deriving from the application of the electricity rate schedule resulting from the Temporary Tariff Regime (RTT) have been valued on the basis of the best estimate of the amount to be collected, discounted at a representative annual nominal rate, which reasonably reflected market assessments of the time value of money and the risks specific to the receivable at the time of initial recognition.

The amounts thus determined:

                                 i.            are net of an allowance for the impairment of receivables.

                               ii.            consider the effects of that which is described in Note 2 to the separate financial statements as of December 31, 2012.

CMM receivables are recognized, as the related revenue, to the extent that they have been approved by the ENRE; receivables from electricity supplied to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period in which the service was provided.

At the date of this financial statement, CMM balances are the best estimate of the amounts receivable.

The Company has recorded an allowance for the impairment of trade receivables to adjust the valuation of doubtful accounts. Depending on the receivables portfolio, the allowance is recorded based on an individual recoverability analysis (accounts receivable in litigation) or on the historical series of collections for services billed through the end of the period and collections subsequent thereto.

b.      Other receivables

Other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of money. The Company records impairment allowances when there is objective evidence that the Company will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

5.4              Inventories

Inventories are valued at the lower of acquisition cost and net realizable value.

Given the fact that the Company’s inventories are not assets intended for sale, they are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered by tax authorities), transport, warehouse and other costs directly attributable to the acquisition of those assets.

Cost is determined by applying the first in first out (FIFO) valuation method.

The Company has classified inventories into current and non-current depending on whether they will be used for maintenance or capital expenditures and on the period in which they are expected to be used. The non-current portion of inventories has been disclosed in the “Property, plant and equipment” account.

The valuation of inventories, taken as a whole, does not exceed their recoverable value at the end of each year.

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

5.5               Financial assets

The Company has adopted IFRS 9 from the date of transition.

5.5.1          Classification

The Company classifies financial assets into the following categories: those measured at amortized cost and those subsequently measured at fair value. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two conditions described below must be met. All other financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

a.         Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:

                            i.            the objective of the Company’s business model is to hold the assets to collect the contractual cash flows; and

                           ii.            the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal.

b.         Financial assets at fair value

If any of the above-detailed conditions is not met, financial assets are measured at fair value through profit or loss.

All investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may irrevocably elect at the time of their initial recognition to present the changes in the fair value in other comprehensive income. The Company’s decision was to recognize the changes in fair value in profit or loss.

5.5.2         Recognition and measurement

The regular way purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

Financial assets are initially recognized at fair value plus, in the case of financial assets not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition thereof.

The gains or losses generated by investments in debt instruments that are subsequently measured at fair value and are not part of a hedging transaction are recognized in profit or loss. Those generated by investments in debt instruments that are subsequently measured at amortized cost and are not part of a hedging transaction are recognized in profit or loss when the financial asset is derecognized or impaired and by means of the amortization process using the effective interest rate method.

The Company subsequently measures all the investments in equity instruments at fair value. When it elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends arising from these investments are recognized in profit or loss to the extent that they represent a return on the investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

5.5.3         Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence that the value of a financial asset or group of financial assets measured at amortized cost is impaired. The value of a financial asset or group of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably measured.

Impairment tests may include evidence that the debtors or group of debtors are undergoing significant financial difficulties, have defaulted on interest or principal payments or made them after they had come due, the probability that they will enter bankruptcy or other financial reorganization, and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in payment terms or in the economic conditions that correlate with defaults.

The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the statement of income.

5.5.4         Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

5.6              Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date.

•         Cash and banks in local currency: at nominal value.

•         Cash and banks in foreign currency: at the exchange rate in effect at the end of the period.

•         Time deposits, which include the portion of interest income accrued through the end of the period.

•         Money market funds, which have been valued at the prevailing market price at the end of the period.

5.7               Equity

Changes in this account have been accounted for in accordance with the corresponding legal or statutory regulations and the decisions adopted by the shareholders’ meetings.

a.       Share capital

Share capital represents issued capital, which is comprised of the contributions committed and/or made by the shareholders, represented by shares, including outstanding shares at nominal value.

b.      Treasury stock

The Treasury stock account represents the nominal value of the Company’s own shares acquired by the Company.

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

c.       Other comprehensive income (loss)

Represents recognition, at the end of the period, of actuarial gains (losses).

d.      Retained earnings

Retained earnings are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. Retained earnings are comprised of prior year results that have not been distributed, amounts transferred from other comprehensive income and prior year adjustments due to the application of accounting standards.

5.8              Trade and other payables

a.       Trade payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are classified as current liabilities if payments fall due within one year or in a shorter period of time. Otherwise, they are classified as non-current liabilities.

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

b.      Customer deposits

Customer deposits are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

In accordance with the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

                          i.When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;

                        ii.When service has been suspended more than once in one-year period;

                       iii.When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).

                       iv.When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina for each customer category.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the principal amount plus any interest accrued thereon are credited to the customer’s account after deducting, if appropriate, any amounts receivable which the Company has with the customer.

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

c.       Customer contributions

Refundable:

The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution No. 215/2012. These contributions are initially recognized as trade payables at fair value with a contra-account in Property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

d.      Other payables

Other payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The recorded liabilities represent, mainly, PUREE-related obligations and penalties imposed by the ENRE, which the Company Management estimates will be paid in the future.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

The balances of the Program for the Rational Use of Electric Power (PUREE) are the best estimate, at the date of this financial statement, of the settlement value of the present obligation.

5.9              Borrowings

Borrowings are initially recognized at fair value, net of direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the proceeds (net of direct transaction costs) and the amount to be paid at maturity is recognized in profit or loss over the period of the borrowings using the effective interest rate method.

The commissions paid to obtain lines of credit are recognized as direct costs incurred in the transaction provided that it is probable that either part or all of the line of credit will be used. In this case, the recognition of commissions in profit or loss is deferred until such funds are used.

5.10            Deferred revenue

Non-refundable customer contributions:

The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements. In accordance with IFRS, the assets received are recognized by the Company as Property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

•         Customer connection to the network: revenue is accrued until such connection is completed;

•         Continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

5.11            Employee benefits

Benefit plans

The Company operates various benefit plans. Usually, benefit plans establish the amount of the benefit the employee will receive at the time of retirement, generally based on one or more factors such as age, years of service and salary.

The liability recognized in this statement of financial position in respect of benefit plans is the present value of the benefit plan obligation at the closing date of the period, together with the adjustments for past service costs and actuarial losses. The benefit plan obligation is calculated annually by independent actuaries in accordance with the projected unit credit method. The present value of the benefit plan obligation is determined by discounting the estimated future cash outflows using the interest rate of high quality corporate bonds denominated in the same currency in which the benefits will be paid and whose maturity terms are similar to those of the corresponding obligations.

The group’s accounting policy for benefit plans is as follow:

a.       Past service costs are recognized immediately in profit or loss, unless the changes to the benefit plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, past-service costs are amortized on a straight-line basis over the vesting period.

b.      Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in other comprehensive income in the period in which they arise.

5.12            Income tax and tax on minimum presumed income

a.       Deferred income tax

Deferred tax is recognized, in accordance with the liability method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the statement of financial position. However, no deferred tax liability is recognized if such difference arises from the initial recognition of goodwill, or from the initial recognition of an asset or liability in a transaction other than a business combination, which at the time of the transaction affected neither the accounting nor the taxable profit.

Deferred taxes are determined using the tax rates that are in effect at the date of the financial statements and are expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred taxes are recognized on the temporary differences arising from investments in subsidiaries and associates, except for those deferred tax liabilities where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Deferred tax assets and liabilities are stated at their undiscounted value.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

b.      Tax on minimum presumed income

The Company determines the tax on minimum presumed income by applying the current rate of 1% on the Company’s taxable assets at the end of the period. The tax on minimum presumed income and the income tax complement each other. The Company’s tax obligation for each period will be equal to the higher of these taxes. However, should the tax on minimum presumed income exceed income tax in any given fiscal year, such excess may be computed as a payment on account of any excess of income tax over the tax on minimum presumed income that may arise in any of the ten subsequent fiscal years.

Minimum presumed income tax assets and liabilities have not been discounted.

The Company has recognized the minimum presumed income tax accrued in the period and paid in prior years as a receivable, as it estimates that in future fiscal years it may be computed as a payment on account of the income tax.

5.13            Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount thereof can be estimated reliably.

The amount recognized as provisions was the best estimate of the expenditure required to settle the present obligation, at the end of the reporting period, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

The provisions included in liabilities have been recorded to face contingent situations that could result in future payment obligations. To estimate the amount of provisions and the likelihood of an outflow of resources, the opinion of each Company legal advisors has been taken into account.

5.14            Balances with related parties

Receivables and liabilities with related parties are initially recognized at fair value and subsequently measured at amortized cost in accordance with the terms agreed upon by the parties involved.

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

6.                  Property, plant and equipment

		Emdersa		Edenor S.A.
	Edenor S.A.	Holding S.A.	Eliminations	Consolidated
	I	II	III	IV
Net residual values at beginning of
year	4,31 0,343	-	-	4,31 0,343
Additions	694,848	-	-	694,848
Disposals	(440)	-	-	(440)
Depreciation	(1 56,97 2)	-	-	(1 56,97 2)
Net residual values at end of period	4,847,779	-	-	4,847,779

•         During the period ended September 30, 2013, direct costs capitalized amounted to $ 114.2 million.

•         Financial costs capitalized for the period ended September 30, 2013 amounted to $ 23.9 million.

7.                   Interest in subsidiaries and joint ventures

Company and			Edenor S.A.	Emdersa	Eliminations	Edenor S.A.
Percentage interest held in capital stock			I	II	III	IV

Interest in joint v entures	SACME	50%	426	-	-	426
Interest in subsidiaries	EMDERSA HOLDING (1) (2)	1 00%	(1 ,480)	-	1 ,480	-
			(1,054)	-	1,480	426

(1)    Does not include the assets available for sale, mentioned in Note 36 to the separate Financial Statements for the year ended December 31, 2012.

(2)   On September 20, 2013, Electricidad Argentina S.A. (EASA) transferred to the Company 1,567 common, registered, non-endorsable shares, representing 0.002% of EMDERSA Holding’s capital stock and votes. As consideration for the aforementioned acquisition, EDENOR will pay EASA the amount of $ 0.8 million.

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

8.                  Other receivables

		Emdersa		Edenor S.A.
	Edenor S.A.	Holding S.A.	Elim inations	Consolidated
	I	II	III	IV
Non-Current:
Prepaid expenses	1 ,080	-	-	1 ,080
Receiv able from minimum presumed income	1 28,07 0	-	-	1 28,07 0
Tax credits	1 ,252	-	-	1 ,252
Financial receiv able	1 3,327	-	-	1 3,327
Other	1 ,368	-	-	1 ,368
Total Non-Current	145,097	-	-	145,097
Current:
Prepaid expenses	2,21 1	-	-	2,21 1
Receiv able from CMM (1)	1 ,035,454	-	-	1 ,035,454
Value added tax	36,809	-	-	36,809
Adv ances to suppliers	1 7 ,453	-	-	1 7 ,453
Adv ances to personnel	4,521	-	-	4,521
Security deposits	1 ,7 7 0	-	-	1 ,7 7 0
Financial receiv able	3,1 56	-	-	3,1 56
Receiv able with FOCEDE (Res. 347 /1 2)	87 ,67 7	-	-	87 ,67 7
Receiv ables from activ ities other than the m ain
activ ity	27 ,7 7 9	-	-	27 ,7 7 9
Related parties	1 1 1 ,235	-	(1 ,449)	1 09,7 86
Allowance for the impairment of related-party
other receiv ables	(32,948)	-	-	(32,948)
Allowance for the impairment of other
receiv ables	(20,520)	-	-	(20,520)
Judicial deposits	1 ,87 4	-	-	1 ,87 4
Other	1 4,387	-	-	1 4,387
Total Current	1,290,858	-	(1,449)	1,289,409

(1)     Includes estimated interest for $ 707.8 million (gain) and $ 536.2 million (loss) relating to the CMM and the PUREE, respectively.

The carrying amount of the Company’s other receivables approximates their fair value.

9.                  Inventories

		Emdersa		Edenor S.A.
	Edenor S.A.	Holding S.A.	Eliminations	Consolidated
	I	II	III	IV
Current:
Supplies and spare-parts	54,251	-	-	54,251
Total Current	54,251	-	-	54,251

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

10.               Trade receivables

		Emdersa		Edenor S.A.
	Edenor S.A.	Holding S.A.	Eliminations	Consolidated
	I	II	III	IV
Current:
Sales of electricity - Billed (1)	47 8,363	-	-	47 8,363
Sales of electricity – Unbilled	222,205	-	-	222,205
Framework Agreem ent	50,362	-	-	50,362
Receiv able from Cost Monitoring Mechanism	-	-	-	-
National Fund of Electricity	4,7 20	-	-	4,7 20
Bonds for the cancellation of debts of the Prov ince
of Bs. As.	2,7 25	-	-	2,7 25
Specific fee pay able for the expansion of the
network, transportation and others	1 0,7 57	-	-	1 0,7 57
Receiv ables in litigation	22,51 0	-	-	22,51 0
Allowance for the impairment of trade
receiv ables	(7 1 ,7 7 0)	-	-	(7 1 ,7 7 0)
Total Current	719,872	-	-	719,872

(1)                  Net of stabilization factor.

The carrying amount of the Company’s trade receivables approximates their fair value.

11.                Financial assets at fair value through profit or loss

		Emdersa		Edenor S.A.
	Edenor S.A.	Holding S.A.	Eliminations	Consolidated
	I	II	III	IV
Current:
Gov ernment bonds	20,21 5	-	-	20,21 5
Trust rights	7 0,7 83	-	-	7 0,7 83
Total Current	90,998	-	-	90,998

12.               Cash and cash equivalents

		Emdersa		Edenor S.A.
	Edenor S.A.	Holding S.A.	Eliminations	Consolidated
	I	II	III	IV
Cash and banks	31 ,51 7	-	-	31 ,51 7
Time deposits	1 ,062	-	-	1 ,062
Money market funds	254,904	-	-	254,904
Total cash and cash equivalent	287,483	-	-	287,483

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

13.               Assets and liabilities of disposal group classified as held for sale

		Emdersa		Edenor S.A.
	Edenor S.A.	Holding S.A.	Eliminations	Consolidated
	I	II	III	IV

Assets and liabilities of disposal group classified as held
for sale at Net Realizable Value - EMDERSA:	33,035	33,035	(33,035)	33,035
	33,035	33,035	(33,035)	33,035

14.               Trade payables

		Emdersa		Edenor S.A.
	Edenor S.A.	Holding S.A.	Eliminations	Consolidated
	I	II	III	IV
Non-Current:
Customer deposits	59,41 9	-	-	59,41 9
Suppliers	1 ,1 34	-	-	1 ,1 34
Customer contributions	1 1 5,496	-	-	1 1 5,496
Total Non-Current	176,049	-	-	176,049

Current:
Pay ables for purchase of electricity - CAMMESA
(1)	2,009,054	-	-	2,009,054
Prov ision for unbilled electricity purchases -
CAMMESA	237 ,7 84	-	-	237 ,7 84
Suppliers	296,41 9	29	-	296,448
Customer contributions	68,642	-	-	68,642
Funding contributions - substations	60,923	-	-	60,923
Other	32,7 64	-	-	32,7 64
Total Current	2,705,586	29	-	2,705,615

(1)   As of September 30, 2013, includes $ 678.1 million subject to compensation in accordance with the provisions of Resolution SE 250/13.

The carrying amount of the Company’s trade payables approximates their fair value.

15.                Deferred revenue

		Emdersa		Edenor S.A.
	Edenor S.A.	Holding S.A.	Eliminations	Consolidated
	I	II	III	IV
Non-Current:
Nonrefundable customer contribution	34,366	-	-	34,366
Total Non-Current	34,366	-	-	34,366

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

16.               Other payables

		Emdersa		Edenor S.A.
	Edenor S.A.	Holding S.A.	Eliminations	Consolidated
	I	II	III	IV
Non-Current:
Program for the rational use of electric power	301 ,866	-	-	301 ,866
ENRE penalties and discounts	7 7 0,961	-	-	7 7 0,961
Total Non-Current	1,072,827	-	-	1,072,827

Current:
ENRE penalties and discounts	34,948	-	-	34,948
Adv ance pay ments receiv ed for sale agreements
of subsidiaries	8,690	-	-	8,690
Liability with FOCEDE (Res. 3 47 /1 2)	20,7 91	-	-	20,7 91
Liability with FOTAE	48,960	-	-	48,960
Related parties	2,932	-	-	2,932
Other	3,459	2	-	3,461
Total Current	119,780	2	-	119,782

17.                Borrowings

		Emdersa		Edenor S.A.
	Edenor S.A.	Holding S.A.	Eliminations	Consolidated
	I	II	III	IV
Non-Current:
Corporate notes (1)	1 ,258,298	-	-	1 ,258,298
Total Non-Current	1,258,298	-	-	1,258,298

Current:
Financial loans	61 3	1 ,449	(1 ,449)	61 3
Interest	51 ,57 3	-	-	51 ,57 3
Total Current	52,186	1,449	(1,449)	52,186

(1)       Net of issuance expenses and debt repurchase.

The carrying amounts of the Company’s current borrowings and non-current financial loans approximate their fair values.

At September 30, 2013, the fair value of the Company’s non-current borrowings (Corporate Notes) amounts to $ 672.5 million. Such value was calculated on the basis of the market price of the Company’s corporate notes at the end of the period.

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

18.               Salaries and social security taxes payable

		Emdersa		Edenor S.A.
	Edenor S.A.	Holding S.A.	Eliminations	Consolidated
	I	II	III	IV
Non-Current:
Early retirements pay able	1 ,520	-	-	1 ,520
Seniority -based bonus	1 8,37 4	-	-	1 8,37 4
Total Non-Current	19,894	-	-	19,894

Current:
Salaries pay able and prov isions	3 1 6,363	-	-	31 6,363
Social security taxes pay able	25,301	-	-	25,301
Early retirements pay able	2,492	-	-	2,492
Total Current	344,156	-	-	344,156

19.               Benefit plans

		Emdersa		Edenor S.A.
	Edenor S.A.	Holding S.A.	Eliminations	Consolidated
	I	II	III	IV
Non-Current:
Benefit plans	7 6,7 1 5	-	-	7 6,7 1 5
Total Non-Current	76,715	-	-	76,715

20.              Deferred tax liabilities

		Emdersa		Edenor S.A.
	Edenor S.A.	Holding S.A.	Eliminations	Consolidated
	I	II	III	IV
Deferred tax assets:
Deferred tax assets to be recov ered in more
than 1 2 months	343,663	-	-	343,663
	343,663	-	-	343,663
Deferred tax liabilities:
Deferred tax liabilities to be realized in more
than 1 2 months	(408,209)	-	-	(408,209)
	(408,209)	-	-	(408,209)
	(64,546)	-	-	(64,546)

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

21.               Tax liabilities

		Emdersa		Edenor S.A.
	Edenor S.A.	Holding S.A.	Eliminations	Consolidated
	I	II	III	IV
Non-Current:
Tax regularization plan	1 5,006	-	-	1 5,006
Total Non-Current	15,006	-	-	15,006

Current:
Minimum presumed income tax pay able	34,229	-	-	34,229
Prov incial, municipal and federal contributions and
taxes	33,826	-	-	33,826
ABL (Public lighting, sweeping and cleaning tax)
withholdings	67 ,387	-	-	67 ,387
Tax withholdings	23,37 9	-	-	23,37 9
SUSS (Social Security Sy stem ) withholdings	1 ,01 8	-	-	1 ,01 8
Municipal taxes	33,7 50	-	-	33,7 50
Tax regularization plan	38,905	-	-	38,905
Tax-related interest pay able	7 7 7	-	-	7 7 7
Total Current	233,271	-	-	233,271

22.              Provisions

		Emdersa		Edenor S.A.
Non-Current Liabilities - Contingencies	Edenor S.A.	Holding S.A.	Eliminations	Consolidated
	I	II	III	IV

Balance at end of year 12.31.12	76,723	-	-	76,723
Decreases	(1 0,320)	-	-	(1 0,320)
Balance at end of period 09.30.13	66,403	-	-	66,403

		Emdersa		Edenor S.A.
	Edenor S.A.	Holding S.A.	Eliminations	Consolidated
Current Liabilities - Contingencies	I	II	III	IV

Balance at end of year 12.31.12	6,331	-	-	6,331
Increases	22,492	-	-	22,492
Decreases	(8,7 88)	-	-	(8,7 88)
Balance at end of period 09.30.13	20,035	-	-	20,035

EDENOR S.A.

Notes to the Special Consolidated Financial Statement prepared in respect of the merger of

Edenor S.A. with Emdersa Holding S.A. as of September 30, 2013

  (continued)

23.              Balances with related parties

		Emdersa		Edenor S.A.
	Edenor S.A.	Holding S.A.	Eliminations	Consolidated
Company	I	II	III	IV
Other receivables
SACME	9,260	-	-	9,260
PESA	52,51 9	-	-	52,51 9
EMDERSA Holding	1 ,449	-	(1 ,449)	-
EMDERSA	7 ,07 1	-	-	7 ,07 1
EDELAR	37 ,47 0	-	-	37 ,47 0
CYCSA	3,466	-	-	3,466
Subtotal other receivables	111,235	-	(1,449)	109,786
Allowance for the impairment of other
receiv ables with EDELAR	(32,948)	-	-	(32,948)
	78,287	-	(1,449)	76,838

Other payables
SACME	(2,931)	-	-	(2,931)
EASA	(1)	-	-	(1)
EDENOR	-	(1 ,449)	1 ,449	-
	(2,932)	(1,449)	1,449	(2,932)

24.              Events after the reporting period

Assets of disposal group classified as held for sale

On October 4, 2013, Pampa Energía S.A. (PESA) paid the balance of principal and interest relating to EGSSA’s sale for a total of $ 53.3 million.

The aforementioned payment was made in cash for $ 0.5 million and through the delivery of the Company’s Class 9 Corporate Notes due in 2022 for a nominal value of USD 10,000,000.

Repurchase of Corporate Notes

On October 11, 2013, the Company repurchased at market prices Class 9 Corporate Notes due in 2022 for a nominal value of USD 1,590,000.

25.               Special Financial Statements translation into English language

These special financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between the accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, statements of comprehensive income, changes in equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

RICARDO TORRES
Chairman

“Free translation from the original in Spanish for publication in Argentina”

SPECIAL REPORT ON THE SPECIAL CONSOLIDATED MERGER FINANCIAL STATEMENT

To the Shareholders, President and Directors of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

City of Buenos Aires

Tax Code No. 30-65511620-2

1.       We have reviewed the attached special consolidated merger financial statement (including a summary of the most significant accounting policies and other explanatory information) of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter, Edenor S.A.) with EMDERSA Holding S.A. (“EMDERSA Holding”) (hereinafter, EMDERSA Holding) at September 30, 2013, which has been prepared to be used in the case that the Shareholders' Meeting decides on the merger of both companies.  The special consolidated merger financial statement has been prepared on the basis of the information included in the special separate merger financial statements of Edenor S.A. and EMDERSA Holding at September 30, 2013, which have been examined by us and on which we issued our audit reports with a qualification in each of them referred to the non inclusion of all the information required by current accounting standards of Technical Pronouncement No. 26 for complete separate financial statements, as regards presentation of the statement of comprehensive income, of changes in equity and of cash flows for the nine-month period ended September 30, 2013, comparative information and certain supplementary information, due to the special purpose of those statements.

Our review of the special consolidated merger financial statement consisted in performing an exam of the criteria and procedures used for consolidation, disclosed in Note 2 to that statement.

2.       As a result of our review, we report that the special consolidated merger financial statement has been prepared on the basis of the special separate merger financial statements of Edenor S.A. and EMDERSA Holding at September 30, 2013, applying the consolidation criteria and procedures disclosed in Note 2 to that statement.

3.       In accordance with current regulations, we report that:

a)      the special consolidated merger financial statement of Edenor S.A. is transcribed into the “Inventory and Balance Sheet” book and as regards those matters that are within our competence, it complies with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)      the special separate merger financial statements considered for consolidation arise from accounting records carried in all formal respects in conformity with legal requirements which maintain the security and integrity conditions based on which they were authorized by the pertinent controlling entities, unlike the adjustments for consolidation;

c)     at September 30, 2013 the debt accrued in favor of the Argentine Integrated Social Security System, according to Edenor S.A.'s accounting records, amounted to $ 20,885,371, none of which was claimable at that date.

City of Buenos Aires, November 20, 2013

PRICE WATERHOUSE & CO. S.R.L. by (Partner)

Andrés Suarez Public Accountant (UBA)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: December 18, 2013